January 21, 2020

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Loncor Resources Inc.

 Change of Auditor Pursuant to National Instrument 51-102 (Part 4.11)

As required by National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice dated January 17, 2020 and confirm our agreement with the information contained in the Notice pertaining to our firm.  We have no basis to agree or disagree with any of the other information contained in the Notice.

Yours very truly,

Kreston GTA LLP

Chartered Professional Accountants, Licensed Public Accountants

Markham, Ontario

cc: Loncor Resources Inc.- Board of Directors